UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information to be included in Statements filed Pursuant
           to Rules 13d-1(b),(c), and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           Rural Cellular Corporation
                          ----------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
                ------------------------------------------------
                         (Title of Class of Securities)


                                   781904107
                  --------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
                         -----------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                  |_|      Rule 13d-1(b)

                  |X|      Rule 13d-1(c)

                  |_|      Rule 13d-1(d)


* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Issuer:  Rural Cellular Corporation

 CUSIP No.     781904107             13G             Page   2   of   17   Pages
               ---------                                  -----    ------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The  Trustees of the TDS Voting Trust under  Agreement  dated June 30,
          1989
--------------------------------------------------------------------------------

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) |_|
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES                 ------------------------------------------
            BENEFICIALLY                6       SHARED  VOTING POWER - 586,799
               OWNED BY                         shares  of Class A Common  Stock
                 EACH                           (which  have one vote per share)
              REPORTING                         and  132,597  shares  of Class B
                PERSON                          Common  Stock  (which  have  ten
                  WITH                          votes per share).
                                      ------------------------------------------
                                        7       SOLE DISPOSITIVE POWER

                                                Not Applicable
                                      ------------------------------------------
                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6
--------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 7.5% of the Class A Common Stock and 11.0% of the Class B Common Stock of the Issuer, representing approximately 8.0% of the Issuer's outstanding classes of Common Stock and 9.7% of the Issuer's voting power.1 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------
          1 Based on 7,777,964 shares of Class A Common Stock and 1,203,358 shares of Class B Common Stock issued and outstanding on October 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 12, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107              13G              Page   3   of   17   Pages
              ---------                                    -----    ------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Telephone and Data Systems, Inc.
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                     (b) |_|
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES                 ------------------------------------------
            BENEFICIALLY                6       SHARED  VOTING  POWER -  586,799
              OWNED BY                          shares  of Class A Common  Stock
                EACH                            (which  have one vote per share)
            REPORTING                           and  132,597  shares  of Class B
               PERSON                           Common  Stock  (which  have  ten
                 WITH                           votes   per   share).
                                      ------------------------------------------
                                        7       SOLE DISPOSITIVE POWER

                                                Not Applicable
                                      ------------------------------------------
                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 7.5% of the Class A Common Stock and 11.0% of the Class B Common Stock of the Issuer, representing approximately 8.0% of the Issuer's outstanding classes of Common Stock and 9.7% of the Issuer's voting power.1 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------
          1 Based on 7,777,964 shares of Class A Common Stock and 1,203,358 shares of Class B Common Stock issued and outstanding on October 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 12, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107                13G            Page   4   of   17   Pages
              ---------                                    -----    ------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          United States Cellular Corporation
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                     (b) |_|
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES                  -----------------------------------------
             BENEFICIALLY               6       SHARED  VOTING POWER - 339,705
              OWNED BY                          shares  of Class A Common  Stock
                EACH                            (which  have one vote per share)
             REPORTING                          and  31,177  shares  of  Class B
              PERSON                            Common  Stock  (which  have  ten
               WITH                             votes   per   share).
                                       -----------------------------------------
                                         7      SOLE DISPOSITIVE POWER

                                                Not Applicable
                                       -----------------------------------------
                                         8      SHARED DISPOSITIVE POWER

                                                Same as 6
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 4.4% of the Class A Common Stock and 2.6% of the Class B Common Stock of the Issuer, representing approximately 4.1% of the Issuer's outstanding classes of Common Stock and 3.3% of the Issuer's voting power.1 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------
          1 Based on 7,777,964 shares of Class A Common Stock and 1,203,358 shares of Class B Common Stock issued and outstanding on October 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 12, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107                13G            Page   5   of   17   Pages
              ---------                                    -----    ------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          United States Cellular Investment Company
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) |_|
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES                  -----------------------------------------
              BENEFICIALLY              6       SHARED  VOTING  POWER -  339,705
               OWNED BY                         shares  of Class A Common  Stock
                 EACH                           (which  have one vote per share)
               REPORTING                        and  31,177  shares  of  Class B
                PERSON                          Common  Stock  (which  have  ten
                 WITH                           votes   per   share).
                                       -----------------------------------------
                                        7       SOLE DISPOSITIVE POWER

                                                Not Applicable
                                       -----------------------------------------
                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 4.4% of the Class A Common Stock and 2.6% of the Class B Common Stock of the Issuer, representing approximately 4.1% of the Issuer's outstanding classes of Common Stock and 3.3% of the Issuer's voting power.1 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------
          1 Based on 7,777,964 shares of Class A Common Stock and 1,203,358 shares of Class B Common Stock issued and outstanding on October 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 12, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107                 13G           Page   6   of   17   Pages
              ---------                                    -----    ------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TDS Telecommunications Corporation
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) |_|
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES                  -----------------------------------------
           BENEFICIALLY                 6       SHARED  VOTING  POWER -  247,094
             OWNED BY                           shares  of Class A Common  Stock
               EACH                             (which  have one vote per share)
            REPORTING                           and  101,420  shares  of Class B
              PERSON                            Common  Stock  (which  have  ten
               WITH                             votes per share).
                                       -----------------------------------------
                                        7       SOLE DISPOSITIVE POWER

                                                Not Applicable
                                       -----------------------------------------
                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 3.2% of the Class A Common Stock and 8.4% of the Class B Common Stock of the Issuer, representing approximately 3.9% of the Issuer's outstanding classes of Common Stock and 6.4% of the Issuer's voting power.1 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




--------
          1 Based on 7,777,964 shares of Class A Common Stock and 1,203,358 shares of Class B Common Stock issued and outstanding on October 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 12, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107              13G              Page   7   of   17   Pages
              ---------                                    -----    ------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Arvig Telcom, Inc.
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) |_|
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Minnesota
--------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES                  -----------------------------------------
            BENEFICIALLY                6       SHARED  VOTING  POWER -  172,348
             OWNED BY                           shares  of Class A Common  Stock
                EACH                            (which  have one vote per share)
              REPORTING                         and  70,243  shares  of  Class B
               PERSON                           Common  Stock  (which  have  ten
                WITH                            votes per share).
                                       -----------------------------------------
                                        7       SOLE DISPOSITIVE POWER

                                                Not Applicable
                                       -----------------------------------------
                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 2.2% of the Class A Common Stock and 5.8% of the Class B Common Stock of the Issuer, representing approximately 2.7% of the Issuer's outstanding classes of Common Stock and 4.4% of the Issuer's voting power.1 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
          1 Based on 7,777,964 shares of Class A Common Stock and 1,203,358 shares of Class B Common Stock issued and outstanding on October 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 12, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107                13G            Page   8   of   17   Pages
              ---------                                    -----    ------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Arvig Cellular, Inc.
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Minnesota
--------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES                  -----------------------------------------
           BENEFICIALLY                 6       SHARED  VOTING  POWER -  170,348
              OWNED BY                          shares  of Class A Common  Stock
               EACH                             (which  have one vote per share)
            REPORTING                           and  70,243  shares  of  Class B
              PERSON                            Common  Stock  (which  have  ten
               WITH                             votes per share).
                                       -----------------------------------------
                                        7       SOLE DISPOSITIVE POWER

                                                Not Applicable
                                       -----------------------------------------
                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 2.2% of the Class A Common Stock and 5.8% of the Class B Common Stock of the Issuer, representing approximately 2.7% of the Issuer's outstanding classes of Common Stock and 4.4% of the Issuer's voting power.1 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





--------
          1 Based on 7,777,964 shares of Class A Common Stock and 1,203,358 shares of Class B Common Stock issued and outstanding on October 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 12, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107                13G           Page   9   of   17   Pages
              ---------                                   -----    ------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Arvig Telephone Company
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                     (b) |_|
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Minnesota
--------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES                  -----------------------------------------
           BENEFICIALLY                 6       SHARED   VOTING  POWER  -  2,000
             OWNED BY                           shares  of Class A Common  Stock
               EACH                             (which have one vote per share).
           REPORTING                   -----------------------------------------
             PERSON                     7       SOLE DISPOSITIVE POWER
              WITH
                                                Not Applicable
                                       -----------------------------------------
                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 0.025% of the Class A Common Stock of the Issuer, representing approximately 0.022% of the Issuer's outstanding classes of Common Stock and 0.010% of the Issuer's voting power.1
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
          1 Based on 7,777,964 shares of Class A Common Stock and 1,203,358 shares of Class B Common Stock issued and outstanding on October 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 12, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107                13G           Page   10   of   17   Pages
              ---------                                   ------    ------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Minnesota Invco of RSA #5, Inc.
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) |_|
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES                  -----------------------------------------
            BENEFICIALLY                6       SHARED  VOTING  POWER -  339,705
              OWNED BY                          shares  of Class A Common  Stock
               EACH                             (which  have one vote per share)
            REPORTING                           and  31,177  shares  of  Class B
              PERSON                            Common  Stock  (which  have  ten
                WITH                            votes per share).
                                       -----------------------------------------
                                         7      SOLE DISPOSITIVE POWER

                                                Not Applicable
                                       -----------------------------------------
                                         8      SHARED DISPOSITIVE POWER

                                                Same as 6
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 4.4% of the Class A Common Stock and 2.6% of the Class B Common Stock of the Issuer, representing approximately 4.1% of the Issuer's outstanding classes of Common Stock and 3.3% of the Issuer's voting power.1 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
          1 Based on 7,777,964 shares of Class A Common Stock and 1,203,358 shares of Class B Common Stock issued and outstanding on October 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 12, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107                13G           Page   11   of   17   Pages
              ---------                                   ------    ------


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mid-State Telephone Company
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Minnesota
--------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES                  -----------------------------------------
            BENEFICIALLY                6       SHARED  VOTING  POWER  -  74,746
              OWNED BY                          shares  of Class A Common  Stock

               EACH                             (which  have one vote per share)
             REPORTING                          and  31,177  shares  of  Class B
              PERSON                            Common  Stock  (which  have  ten
               WITH                             votes per share).
                                       -----------------------------------------
                                        7       SOLE DISPOSITIVE POWER

                                                Not Applicable
                                       -----------------------------------------
                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable
--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 1.0% of the Class A Common Stock and 2.6% of the Class B Common Stock of the Issuer, representing approximately 1.2% of the Issuer's outstanding classes of Common Stock and 2.0% of the Issuer's voting power.1 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------
          1 Based on 7,777,964 shares of Class A Common Stock and 1,203,358 shares of Class B Common Stock issued and outstanding on October 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on November 12, 1998.

Schedule 13G
Issuer: Rural Cellular Corporation
Page 12 of 17


Item 1.           (a)      Name of Issuer:
                           ---------------------
                           Rural Cellular Corporation

                  (b)      Address of Issuers's Principal Executive Offices:
                           -----------------------------------------------------
                           P. O. Box 2000
                           3905 Dakota Street SW
                           Alexandria, Minnesota  56308

Item 2.           (a)      Name of Person Filing:
                           -----------------------
                           The  Trustees  of the Voting  Trust  under  Agreement
                           dated June 30, 1989 ("The Voting Trust")1,  Telephone
                           and  Data  Systems,   Inc.  ("TDS"),   United  States
                           Cellular Corporation ("USCC"), United States Cellular
                           Investment Company ("USCIC"),  TDS Telecommunications
                           Corporation  ("TDS Telecom"),  Minnesota Invco of RSA
                           #5, Inc. ("Minnesota 5"), Mid-State Telephone Company
                           ("Mid-State"),  Arvig Telcom,  Inc. ("Arvig Telcom"),
                           Arvig  Telephone  Company  ("Arvig  Telephone"),  and
                           Arvig Cellular, Inc. ("Arvig Cellular"), are filing this Amendment No. 1 to Schedule 13G concerning their direct and indirect beneficial ownership of the Class
                           A  Common  Stock  and  Class B  Common  Stock  of the
                           Issuer.


                  (b)      Address  of  Principal  Business  Office or, if None,
                           -----------------------------------------------------
                           Residence:
                           ------------
                           c/o Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

                  (c)      Citizenship:
                           ---------------
                           See cover page, Item 4.

                  (d)      Title of Class of Securities:
                           ---------------------------------
                           Class A Common Stock, $0.01 par value2

                  (e)      CUSIP Number:
                           ---------------
                           781904107

Item 3.           (a)-(j)  If  this  statement  is  filed  pursuant  to  Rule
                           13d-1(c), check this box. |X|


Item 4.           Ownership
                  ---------
                  (a)      Amount Beneficially Owned as of December 31, 1998:
                           -----------------------------------------------------
                  The Voting Trust.
                  ----------------
                  The Trustees of the Voting Trust pursuant to Agreement dated June 30, 1989, as amended, are LeRoy T. Carlson, Jr., Walter
                  C. D. Carlson, Letitia G. C. Carlson, Donald C. Nebergall and Melanie J. Heald. The Voting Trust is the direct beneficial owner of TDS Series A Common Shares.

--------

1 The Trustees of the Voting Trust pursuant to Agreement dated June 30, 1989, as amended (hereby incorporated by reference to Exhibit 9.1 in the Annual Report on Form 10-K for the year ended December 31, 1995 of Telephone and Data Systems, Inc.): LeRoy T. Carlson, Jr., Walter C. D. Carlson, Letitia G. C. Carlson, Donald C. Nebergall and Melanie J. Heald.

2 In addition, this filing reports ownership of the Class B Common Stock, par value $0.01 per share, of the Issuer, which is convertible at the option of the holder into Class A Common Stock on a share-for-share basis.

Schedule 13G
Issuer: Rural Cellular Corporation
Page 13 of 17

                  TDS.
                  ---
                  The Voting Trust holds and the trustees vote 6,351,116 Series A Common Shares of TDS, representing approximately 51% of the outstanding voting power of all shares of capital stock of TDS Series A Common Shares and TDS Common Shares. By reason of such ownership, The Voting Trust controls the election of a majority of the directors of TDS and a majority of the voting power on all other matters subject to a vote of the shareholders of TDS. TDS shares voting power with respect to 586,799 shares of Class A Common Stock and 132,597 shares of Class B Common Stock.

                  USCC.
                  ----
                  TDS is the direct beneficial owner of an aggregate of 70,788,703 Common Shares of USCC, which represents approximately 95.68% of the voting power of USCC. This includes 37,782,826 Common Shares with one vote per share and 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on share-for-basis into Common Shares of USCC. Therefore, The Voting Trust and TDS control the election of a majority of the directors of USCC and a majority of the voting power on all other matters subject to a vote of the shareholders of USCC. USCC shares voting and investment power with respect to 339,705 shares of Class A Common Stock and 31,177 shares of Class B Common Stock.

                  USCIC.
                  -----
                  USCC is the direct beneficial owner of 100% of the issued and outstanding capital stock of USCIC. Therefore, The Voting Trust, TDS and USCC control USCIC. USCIC shares voting and investment power with respect to 339,705 shares of Class A Common Stock and 31,177 shares of Class B Common Stock.

                  Minnesota 5.
                  -----------
                  USCIC is the direct beneficial owner of 100% of the issued and outstanding capital stock of Minnesota 5. Therefore, The Voting Trust, TDS, USCC and USCIC control Minnesota 5. Minnesota 5 shares voting and investment power with respect to 339,705 shares of Class A Common Stock and 31,177 shares of Class B Common Stock.

                  TDS Telecom.
                  -----------
                  TDS is the direct beneficial owner of 100% of the issued and outstanding capital stock of TDS Telecom. Therefore, The Voting Trust and TDS control TDS Telecom. TDS Telecom shares voting and investment power with respect to 247,094 shares of Class A Common Stock and 101,420 shares of Class B Common Stock.

                  Arvig Telcom.
                  ------------
                  TDS Telecom is the direct beneficial owner of 100% of the issued and outstanding capital stock of Arvig Telcom. Therefore, The Voting Trust, TDS and TDS Telecom control Arvig Telcom. Arvig Telcom shares voting and investment power with respect to 172,348 shares of Class A Common Stock and 70,243 shares of Class B Common Stock.

                  Arvig Telephone.
                  ---------------
                  Arvig Telcom is the direct beneficial owner of 100% of the issued and outstanding capital stock of Arvig Telephone. Therefore, The Voting Trust, TDS, TDS Telecom and Arvig Telcom control Arvig Telephone. Arvig Telephone shares voting and investment power with respect to 2,000 shares of Class A Common Stock.

                  Arvig Cellular.
                  --------------
                  Arvig Telcom is the direct beneficial owner of 100% of the issued and outstanding capital stock of Arvig Cellular. Therefore, The Voting Trust, TDS, TDS Telecom and Arvig Telcom control Arvig Cellular. Arvig Cellular shares voting and investment power with respect to 170,348 shares of Class A Common Stock and 70,243 shares of Class B Common Stock.

Schedule 13G
Issuer: Rural Cellular Corporation
Page 14 of 17


                  (b)      Percent of Class:
                           ----------------

                                           Class A       Class B
              TDS Subsidiary            Common Stock  Common Stock*  Total
              --------------            ------------  ------------   -----
Arvig Cellular, Inc.                          2.1901%     5.8370%   2.6787%
Mid-State Telephone Company                   0.9609%     2.6000%   1.1793%
Minnesota Invco of RSA #5, Inc.               4.3675%     2.6000%   4.1294%
ArvigTelephone Company                        0.0257%      N/A      0.0222%
                                              ------    -------     ------
                                    Total:    7.5442%    11.0370%   8.0096%
                                              ======     =======    ======

              * Class B Common Stock is convertible on a share-for-share basis to Class A Common Stock.


                  (c)       Number of shares as to which such person has:
                            --------------------------------------------
                           (i)      Sole power to vote or to direct the vote:

                                    Not Applicable


                           (ii) Shared power to vote or to direct the vote:



                                               Class A       Class B
              TDS Subsidiary                 Common Stock  Common Stock* Total
              --------------                 ------------  -----------   -----
Arvig Cellular, Inc.                             170,348      70,243    240,591
Mid-State Telephone Company                       74,746      31,177    105,923
Minnesota Invco of RSA #5, Inc.                  339,705      31,177    370,882
Arvig Telephone Company                            2,000         -0-      2,000
                                                 -------     -------    -------
                                    Total:       586,799     132,597    719,396
                                                 =======     =======    =======

              * Class B Common Stock is convertible on a share-for-share basis to Class A Common Stock.


                           (iii) Sole power to dispose or to direct the disposition of:

                                    Not Applicable

Schedule 13G
Issuer: Rural Cellular Corporation
Page 15 of 17


                           (iv)  Shared  power  to  dispose  or  to  direct  the
disposition of:



                                                  Class A     Class B
              TDS Subsidiary                   Common Stock Common Stock* Total
              --------------                   ------------ ------------  -----
Arvig Cellular, Inc.                               170,348     70,243    240,591
Arvig Telephone Company                              2,000          0      2,000
Mid-State Telephone Company                         74,746     31,177    105,923
Minnesota Invco of RSA #5, Inc.                    339,705     31,177    370,882
                                                   -------    -------    -------
                                    Total:         586,799    132,597    719,396
                                                   =======    =======    =======

              * Class B Common Stock is convertible on a share-for-share basis to Class A Common Stock.


Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------
                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------------
                  Person.
                  ------
                  Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
                  --------------------------------------------------------------
                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------
                  (i)      Identification:

                           The  Trustees  of  the  Voting   Trust   pursuant  to
                           Agreement  dated June 30, 1989, as amended
                           Telephone and  Data  Systems,   Inc.
                           United  States  Cellular Corporation
                           United States Cellular Investment Company
                           TDS Telecommunications Corporation
                           Arvig Telcom, Inc.
                           Arvig Cellular, Inc.
                           Arvig Telephone Company
                           Mid-State  Telephone Company
                           Minnesota Invco of RSA #5, Inc.

                  (ii)     Classification:

                           None  of  the  members  of  the  group  is  a  person
                           identified   under  Item  3  of  Schedule  13G.  This
                           statement is being filed pursuant to Rule 13d-1(c).

Item 9.           Notice of Dissolution of Group.
                  ------------------------------
                  Not Applicable

Item 10.          Certification.
                  -------------
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G
Issuer: Rural Cellular Corporation
Page 16 of 17


                             JOINT FILING AGREEMENT

                  The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties with respect to the Issuer.


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 10,  1999         TRUSTEES OF THE VOTING TRUST UNDER AGREEMENT
                                    DATED JUNE 30, 1989



                                    /s/  Walter  C.  D.  Carlson*
                                   ---------------------------------------------
                                    Walter C. D. Carlson


                                    /s/ Letitia G. C. Carlson*
                                    --------------------------------------------
                                    Letitia G. C. Carlson


                                    /s/ Donald C. Nebergall*
                                    --------------------------------------------
                                    Donald C. Nebergall


                                    /s/ Melanie J. Heald*
                                    --------------------------------------------
                                    Melanie J. Heald


                                    *By: /s/ LeRoy T. Carlson, Jr.
                                    --------------------------------------------
                                    LeRoy T. Carlson, Jr.
                                    Trustee  and as  Attorney-in-Fact  for above
                                    Trustees*

                                    *Pursuant  to  Joint  Filing  Agreement  and
                                    Power of Attorney which has been  separately
                                    filed  with  the   Securities  and  Exchange
                                    Commission and is incorporated by reference herein.



                                    TELEPHONE AND DATA SYSTEMS, INC.


                                    By: /s/ LeRoy T. Carlson, Jr.
                                    --------------------------------------------
                                    LeRoy T. Carlson, Jr. President


            Signature Page 1 of 2 to Amendment No. 1 to Schedule 13G relating to the indirect beneficial ownership of Rural Cellular Corporation by Telephone and Data Systems, Inc.

Schedule 13G
Issuer: Rural Cellular Corporation
Page 17 of 17

                                    UNITED STATES CELLULAR CORPORATION

                                    By: /s/ LeRoy T. Carlson, Jr.
                                    --------------------------------------------
                                    LeRoy T. Carlson, Jr. Chairman


                                    UNITED STATES CELLULAR INVESTMENT COMPANY

                                    By: /s/ LeRoy T. Carlson, Jr.
                                    --------------------------------------------
                                    LeRoy T. Carlson, Jr. Chairman


                                    TDS TELECOMMUNICATIONS CORPORATION

                                    By: /s/ LeRoy T. Carlson, Jr.
                                    --------------------------------------------
                                    LeRoy T. Carlson, Jr. Chairman


                                    ARVIG TELCOM, INC.

                                    By: /s/ LeRoy T. Carlson, Jr.
                                    --------------------------------------------
                                    LeRoy T. Carlson, Jr.
                                    Authorized Representative


                                    ARVIG CELLULAR, INC.

                                    By: /s/ LeRoy T. Carlson, Jr.
                                    --------------------------------------------
                                    LeRoy T. Carlson, Jr.
                                    Authorized Representative


                                    ARVIG TELEPHONE COMPANY.

                                    By: /s/ LeRoy T. Carlson, Jr.
                                    --------------------------------------------
                                    LeRoy T. Carlson, Jr.
                                    Authorized Representative


                                    MID-STATE TELEPHONE COMPANY

                                    By: /s/ LeRoy T. Carlson, Jr.
                                    --------------------------------------------
                                    LeRoy T. Carlson, Jr.
                                    Authorized Representative


                                    MINNESOTA INVCO OF RSA #5, INC.

                                    By: /s/ LeRoy T. Carlson, Jr.
                                    --------------------------------------------
                                    LeRoy T. Carlson, Jr.
                                    Authorized Representative


            Signature Page 2 of 2 to Amendment No. 1 to Schedule 13G relating to the indirect beneficial ownership of Rural Cellular Corporation by Telephone and Data Systems, Inc.